SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D**

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             Cannondale Corporation
                                (Name of Issuer)

                    Common Stock, $0.01 Par Value Per Share
                         (Title of Class of Securities)

                                  137798 10 4
                                 (Cusip Number)

                               Mr. Arthur E. Hall
                              1726 Cedarwood Drive
                              Minden, Nevada 89423
                                 (702) 782-5174
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                January 28, 1998
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of Stock reported herein is 567,500 shares, which constitutes approximately 6.5% the total number of outstanding. All ownership percentages set forth herein assume that there are 8,687,615 shares of Stock outstanding.

1.   Name of Reporting Person:

     Valarian Associates

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds:    WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Nevada


               7.   Sole Voting Power:                 300,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:            -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:            300,000 (1)
Person
With
               10.  Shared Dispositive Power:       -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     300,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.5%

14.  Type of Reporting Person: PN
-------------

(1)  Power is exercised through its sole general partner, Arthur E. Hall.

1.   Name of Reporting Person:

     Hallco, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Nevada


               7.   Sole Voting Power:                 150,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:            -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:            150,000 (1)
Person
With
               10.  Shared Dispositive Power:       -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     150,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  1.7%

14.  Type of Reporting Person: CO

------------

(1) Power is exercised through its President and controlling stockholder, Arthur E. Hall.

1.   Name of Reporting Person:

     A. E. Hall & Co. Money Purchase Plan

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds:  OO - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Nevada


               7.   Sole Voting Power:                 75,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:             -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:            75,000 (1)
Person
With
               10.  Shared Dispositive Power:        -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     75,000

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.9%

14.  Type of Reporting Person: OO - Trust

------------

(1)  Power is exercised through its sole trustee, Arthur E. Hall.

1.   Name of Reporting Person:

     Joanne Ginn Hall Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds:  OO - Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Nevada


               7.   Sole Voting Power:                 42,500 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:            -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:            42,500 (1)
Person
With
               10.  Shared Dispositive Power:       -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     42,500

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%

14.  Type of Reporting Person: OO - Trust

------------

(1)  Power is exercised through its two trustees, Arthur E. Hall and Joanne
     G. Hall.

1.   Name of Reporting Person:

     Arthur E. Hall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:                 525,000 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power:               42,500 (2)
Owned By
Each
Reporting      9.   Sole Dispositive Power:            525,000 (1)
Person
With
               10.  Shared Dispositive Power:          42,500 (2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     567,500 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  6.5%


14.  Type of Reporting Person: IN

------------

(1) Solely in his capacity as (i) the sole general partner of Valarian Associates with respect to 300,000 of such shares, (ii) the President and controlling stockholder of Hallco, Inc. with respect to 150,000 of such shares and (iii) the sole trustee and beneficiary of the A. E. Hall & Co. Money Purchase Plan with respect to 75,000 of such shares.


(2) Solely in his capacity as one of two trustees of the Joanne Ginn Hall Trust with respect to 42,500 of such shares.

1.   Name of Reporting Person:

     Joanne G. Hall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds:  Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power:              -0-
Number of
Shares
Beneficially   8.   Shared Voting Power:               42,500 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power:         -0-
Person
With
               10.  Shared Dispositive Power:          42,500 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     42,500 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  0.5%


14.  Type of Reporting Person: IN

------------

(1)  Solely in her capacity as one of two trustees of the Joanne Ginn Hall
     Trust.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of the common stock, par value $0.01 per share (the "Stock"), of Cannondale Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16 Trowbridge Drive, Bethel, Connecticut 06829.


Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this
Schedule 13D Statement on behalf of Valarian Associates, a Nevada limited partnership ("Valarian"), Hallco, Inc., a Nevada corporation ("Hallco"), A.
E. Hall & Co. Money Purchase Plan (the "Plan"), Joanne Ginn Hall Trust, a Nevada revocable trust (the "Trust"), Arthur E. Hall ("AEH") and Joanne G. Hall ("JGH"). Valarian, Hallco, the Plan, the Trust, AEH and JGH are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

     (b) - (c)

     Valarian

     Valarian is a Nevada limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. Valarian's principal business address, which also serves as its principal office, is 1726 Cedarwood Drive, Minden, Nevada 89423. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to AEH, the sole general partner of Valarian, is set forth below.

     Hallco

     Hallco is a Nevada corporation, the principal business of which is serving as an investment manager for Valarian. Hallco's principal business address, which also serves as its principal office, is 1726 Cedarwood Drive, Minden, Nevada 89423. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to each director, executive officer and control person of Hallco are as follows:

                           RESIDENCE OR           PRINCIPAL OCCUPATION
          NAME           BUSINESS ADDRESS            OR EMPLOYMENT

          AEH            See answers below.       See answers below.

          JGH            See answers below.       See answers below.

     Plan

     The Plan is a retirement plan for self-employed persons established pursuant to the Internal Revenue Code. The address of the Plan is 1726 Cedarwood Drive, Minden, Nevada 89423. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to AEH, the sole trustee and beneficiary of the Plan, is set forth below.

     Trust

     The Trust is a Nevada revocable trust subsisting under the laws of the State of Nevada. The address of the Trust is 1726 Cedarwood Drive, Minden, Nevada 89423. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to AEH, one of two trustees of the Trust, and with respect to JGH, the other trustee and sole trustor of the Trust, is set forth below.

     AEH

     AEH's business address is 1726 Cedarwood Drive, Minden, Nevada 89423, and his principal occupation at such address is investing for his own account.

     JGH

     JGH's principal occupation is working as a certified nurse and her business address is 1726 Cedarwood Drive, Minden, Nevada 89423.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America. All of the persons identified in this Item that are not natural persons subsist under the laws of the United States of America or of a political subdivision thereof.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source and amount of the funds used by the Reporting Persons to purchase shares of Stock are as follows:


     REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

     Valarian            Working Capital (1)           $4,802,500

     Hallco              Working Capital (1)            3,018,750

     Plan                Trust Funds (2)                1,509,375

     Trust               Trust Funds (2)                  854,451

     AEH                 Not Applicable           Not Applicable

     JGH                 Not Applicable           Not Applicable

          (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums, if any, borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

          (2) As used herein, the term "Trust Funds" includes income from the investments of the entity plus sums, if any, borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.


Item 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the shares of the Stock reported herein for investment purposes. Consistent with such purposes, certain of the Reporting Persons have had, and expect to continue to have, discussions with management of the Issuer, and with other stockholders of the Issuer, concerning various ways of maximizing long-term stockholder value.

     Depending on market conditions and other factors that each Reporting Person may deem material to its investment decision, such Reporting Person may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the shares of the Stock that it owns or hereafter may acquire on the open market or in private transactions.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)

     Valarian

     The number of shares of the Stock that Valarian beneficially owns pursuant to Rule 13d-3 of the Act is 300,000, which constitutes approximately 3.5% of the outstanding shares of the Stock.

     Hallco

     The number of shares of the Stock that Hallco beneficially owns pursuant to Rule 13d-3 of the Act is 150,000, which constitutes approximately 1.7% of the outstanding shares of the Stock.

     Plan

     The number of shares of the Stock that the Plan beneficially owns pursuant to Rule 13d-3 of the Act is 75,000, which constitutes approximately 0.9% of the outstanding shares of the Stock.

     Trust

     The number of shares of the Stock that the Trust beneficially owns pursuant to Rule 13d-3 of the Act is 42,500, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     AEH

     Because of his positions as (i) the sole general partner of Valarian,
(ii) the President and controlling stockholder of Hallco, (iii) the sole trustee and beneficiary of the Plan and (iv) one of two trustees of the Trust, AEH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 567,500 shares of the Stock, which constitutes approximately 6.5% of the outstanding shares of the Stock.

     JGH

     Because of her positions as one of two trustees, and as the sole trustor, of the Trust, JGH may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 42,500 shares of the Stock, which constitutes approximately 0.5% of the outstanding shares of the Stock.


     To the best of the knowledge of each of the Reporting Persons, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock other than as set forth above.

     (b)

     Valarian

     Acting through AEH, its sole general partner, Valarian has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 300,000 shares of the Stock.

     Hallco

     Acting through AEH, its President and controlling stockholder, Hallco has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 150,000 shares of the Stock.

     Plan

     Acting through AEH, its sole trustee, the Plan has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 75,000 shares of the Stock.

     Trust

     Acting through AEH and JGH, its trustees, the Trust has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 42,500 shares of the Stock.

     AEH

     In his capacities as (i) the sole general partner of Valarian, (ii) the President and controlling stockholder of Hallco and (iii) the sole trustee and beneficiary of the Plan, AEH has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 525,000 shares of the Stock in the aggregate. In his capacity as one of two trustees of the Trust, AEH has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 42,500 shares of the Stock.

     JGH

     In her capacity as one of two trustees of the Trust, JGH has the shared power to vote or to direct the vote or to dispose or to direct the disposition of 42,500 shares of the Stock.

     (c) During the past sixty (60) days, the Reporting Persons have purchased shares of the Stock in over-the-counter transactions on NASDAQ, as follows:


                                 NUMBER OF
REPORTING PERSON      DATE    SHARES PURCHASED    PRICE PER SHARE


Trust               12/16/97           15,000                  $19.875

Valarian            01/28/98          110,000                   20.125

Hallco              01/28/98          150,000                   20.125

Plan                01/28/98           75,000                   20.125

Trust               01/28/98           20,500                   20.120


     Except as set forth in this Schedule 13D, to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock owned by such Reporting Person.

     (e)  Not applicable.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth herein or in the Exhibits filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of Stock owned by the Reporting Persons.


Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1 --     Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 9, 1998

                                        VALARIAN ASSOCIATES



                                        By: /s/ Arthur E. Hall
                                           Arthur E. Hall, General Partner


                                        HALLCO, INC.



                                        By: /s/ Arthur E. Hall
                                           Arthur E. Hall, President



                                        /s/ Arthur E. Hall
                                        Arthur E. Hall, Trustee of the
                                        A. E. HALL & CO. MONEY PURCHASE
                                          PLAN



                                        /s/ Arthur E. Hall
                                        Arthur E. Hall, Trustee of the
                                        JOANNE GINN HALL TRUST



                                        /s/ Joanne G. Hall
                                        Joanne G. Hall, Trustee of the
                                        JOANNE GINN HALL TRUST



                                        /s/ Arthur E. Hall
                                        ARTHUR E. HALL



                                        /s/ Joanne G. Hall
                                        JOANNE G. HALL

                          EXHIBIT INDEX


EXHIBIT                 DESCRIPTION

 99.1    Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.